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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*	OMB APPROVAL ON - 05/18/06 OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 18, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

Introduction

        This Amendment No. 4 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006 and Amendment No. 3 thereto filed on May 17, 2006, by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        The last paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following paragraphs:

        "Xstrata Canada (as defined in Item 4 of this Statement) estimates that, if it acquires all of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan (as defined in Item 4 of this Statement)) in connection with the Falconbridge Offer (as defined in Item 4 of this Statement), the total amount of cash required for the purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) will be approximately Canadian $16.1 billion. Xstrata has agreed to fund or arrange for the funding of Xstrata Canada in an amount sufficient to satisfy such cash requirement by way of equity investment in Xstrata Canada and/or loans to Xstrata Canada.

        Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of US $19.0 billion, which is currently undrawn. The committed financing consists of:

  (a)
  an underwriting letter (the "Acquisition Facilities Underwriting Letter"), dated May 17, 2006, pursuant to which Barclays Bank PLC, Deutsche Bank AG, London Branch, JPMorgan Chase Bank, National Association and The Royal Bank of Scotland plc have each underwritten severally 25% of the following facilities agreements:

  (i)
  the acquisition facilities agreement (the "Acquisition Facilities Agreement") between Xstrata (Schweiz) AG ("Xstrata Schweiz"), a corporation organized under the laws of Switzerland and a wholly-owned direct subsidiary of Xstrata), Xstrata, certain subsidiaries of Xstrata, a syndicate of banks and others for an aggregate of US $8.5 billion; and

  (ii)
  the debt bridge facility agreement (the "Debt Bridge Facility Agreement") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for US $3.5 billion; and

  (b)
  a committed subordinated bridge facility agreement (the "Subordinated Bridge Agreement"), dated May 17, 2006, between Xstrata Schweiz, Xstrata, Deutsche Bank AG, London Branch and J.P. Morgan plc, as lead arrangers, and a syndicate of banks for U.S. $7.0 billion.

        The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for US $3.0 billion ("Acquisition Facility A"), a 60-month and one day term loan facility for US $1.0 billion ("Acquisition Facility B"), a 60-month revolving term loan facility for US $3.0 billion ("Acquisition Facility C) and a 364-day term loan (with a one year extension at Xstrata's option) for US $1.5 billion ("Acquisition Facility D"). The Debt Bridge Facility Agreement provides Xstrata Schweiz with a six month debt bridge facility (with a 364 day extension at Xstrata's option) for US $3.5 billion. The Subordinated Bridge Agreement provides Xstrata Schweiz with a term loan facility for US $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007. The funding commitments under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement (collectively the "Committed Financing Agreements") are subject to conditions usual in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the Falconbridge Offer. Xstrata Canada and Xstrata reasonably believe that the possibility is remote that the conditions to funding of the Falconbridge Offer that are in addition to the conditions in the Falconbridge Offer will not be satisfied. Acquisition Facility A bears an interest rate of 0.60% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility B bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility C bears an interest rate of 0.70% per annum plus LIBOR (or EURIBOR in relation to a loan in euro), Acquisition Facility D bears an interest rate of 0.50% per annum plus LIBOR, the funding facility under the Debt Bridge Facility Agreement bears an interest rate of 0.40% per annum plus LIBOR and the funding facility under the Subordinated Bridge Agreement bears an interest rate of 0.40% per annum plus LIBOR, in each case plus mandatory costs (being regulatory costs of the lenders that are passed on to the borrowers). The funding facilities under the Committed Financing Agreements are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements, Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Falconbridge Offer, without the prior consent of the lenders.

        Xstrata reserves the right to fund or arrange for funding of Xstrata Canada's purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) under the Falconbridge Offer from any combination of the above discussed sources.

        The foregoing descriptions of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement, which are filed as Exhibits 13, 14, 15 and 16 hereto, and are incorporated herein by reference."

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        "On May 18, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata, announced that it is making an offer to purchase at a price of Canadian $52.50 in cash all the outstanding Common Shares (together with the associated rights issued and outstanding under Falconbridge's shareholder rights plan agreement ("Shareholder Rights Plan"), dated as of March 21, 2006, between Falconbridge and CIBC Mellon Trust Company, as agent), other than any Common Shares owned directly or indirectly by Xstrata Canada or its affiliates (the "Falconbridge Offer"). The Falconbridge Offer will be open for acceptance until 8:00 pm (Toronto time) on July 7, 2006, unless extended or withdrawn. Xstrata intends to call an extraordinary general meeting of its shareholders expected to be held by the end of June 2006 to obtain the necessary shareholder approvals.

        If all conditions of the Falconbridge Offer are satisfied or waived and Xstrata Canada acquires the Common Shares (together with the associated rights issued and outstanding under Shareholder Rights Plan) pursuant to the Falconbridge Offer, Xstrata intends to take further steps to acquire all remaining Common Shares (together with the associated rights issued and outstanding under Shareholder Rights Plan) in accordance with applicable laws.

        The foregoing description of the Falconbridge Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer to Purchase and Offer Circular, which is filed as Exhibit 17 hereto, and is incorporated herein by reference."

Item 7.    Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
13.	Underwriting Letter, dated May 17, 2006, among Barclays Capital, Barclays Bank PLC, Deutsche Bank AG, London Branch, J.P. Morgan plc, JPMorgan Chase Bank, National Association, The Royal Bank of Scotland plc and Xstrata (Schweiz) AG.

Exhibit No.	Description
14.	Form of Acquisition Facilities Agreement between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain financial institutions named therein and Barclays Bank PLC.
15.	Form of Debt Bridge Facility Agreement between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain financial institutions named therein and Barclays Bank PLC.
16.	Subordinated Bridge Facility Agreement, dated May 17, 2006, between Xstrata (Schweiz) AG, Xstrata plc, Deutsche Bank AG, London Branch, J.P. Morgan plc and certain financial institutions named therein.
17.	Offer to Purchase and Offer Circular dated May 18, 2006. (1)

(1)
Incorporated by reference to the Schedule 14D-1F filed by Xstrata Canada Inc. and Xstrata plc on May 18, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XSTRATA PLC
Dated: May 18, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1184760 ALBERTA LTD.
Dated: May 18, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Title: Chief Legal Counsel

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